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August 10, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

RE:	PaxMedica, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of PaxMedica, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. The Registration Statement relates to the offering and sale of shares of the Company’s common stock, common stock purchase warrants, pre-funded warrants, placement agent warrants and the shares of common stock underlying the common stock purchase warrants, pre-funded warrants and placement agent warrants.

The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and nonpublic draft submission such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

If you have any questions or comments in connection with this letter or the Registration Statement, please contact the undersigned by phone at (212) 641-5626 or via e-mail at anna.tomczyk@dechert.com.

Very truly yours,

/s/ Anna Tomczyk
Anna Tomczyk, Esq.

cc:	Howard J. Weisman, Chief Executive Officer (PaxMedica, Inc.)
David S. Rosenthal, Esq. (Dechert LLP)